P.O. Box 370
Kirkland Lake, Ontario  P2N 3J7, Canada

April 30, 2007	Symbol – TSX & AIM: KGI

SHARE PRIVATE PLACEMENT
FOR PROCEEDS OF $11 MILLION COMPLETED

Kirkland Lake Gold Inc. (the “Company”) is pleased to announce its private placement announced April 18, 2007 was oversubscribed and a total of 887,146 common shares at a price of $12.40 per share were sold for gross proceeds of $11 million. The placees were Sprott Asset Management ($5 million), a Dynamic Mutual Fund ($5 million) and a director of the Company ($1 million). The Company paid a 6.5% finder’s fee to Fort House and MGI Securities in connection with the arm’s length portion of the placement. The shares are subject to restrictions on transfer until August 31, 2007. An application is being made to the AIM Market of the London Stock Exchange to admit the common shares issued on closing.

The proceeds from the financing will be used for working capital and to fund further development of the Company’s Kirkland Lake, Ontario mining operations.

For further information, please contact:

Brian Hinchcliffe President Phone 1 705 567 5208 Fax 1 705 568 6444 E-mail: bhinchcliffe@klgold.com	Investor Relations Scott Koyich Phone 1 403 215 5979 E-mail: info@klgold.com
AIM NOMAD: Canaccord Adams Limited Email: clayton.bush@canaccordadams.com

Website- www.klgold.com

Neither the Toronto Stock Exchange nor the AIM Market of the London Stock Exchange plc
has reviewed or accepts responsibility for the adequacy or accuracy of this news release.